InBev

RECEIVED
2004 SEP 14 A 9:1
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Securities and Exchange Commission**
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

*By courier*

04036854

Leuven, 9 September 2004

SUPPL

Dear Madam,

InBev SA

Subject: ~~Interbrew S.~~A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

**Benoît Loore**
**Legal Director**
**Company & Securities Law**

9/14

Enclosure: press release

**Press release**

InBev

# InBev[1] achieves strong organic profit growth in the first half of 2004

Brussels, September 9, 2004

Key results

- InBev delivered on its operational targets
- Strong organic growth: volume +5.5%; EBITDA +8.5%; EBIT +11.2%
- Global volume growth of Beck's® by +14.6% and of Stella Artois® by +6.2%
- Earnings per share before goodwill increased by +22.6%, due mainly to the strong operating performance

Commenting on the results, John Brock, InBev's Chief Executive Officer said:

"*InBev's strong organic volume and profit growth, and its significant increase in EPS for the first half of 2004, are the direct result of solid brand-marketing programs, coupled with superior sales execution in the marketplace. Especially encouraging is the development of our global flagship brands, Stella Artois® and Beck's®.*"

| | **Consolidated key figures[2]** | | **Organic growth % △** |
|---|---|---|---|
| | **Half Year 2004** | **Half Year 2003** | |
| Volume[3] | 54.7 | 45.0 | 5.5% |
| Net turnover[4] | 3,513 | 3,250 | 7.0% |
| EBITDA[4] | 685 | 622 | 8.5% |
| EBIT[4] | 317 | 302 | 11.2% |
| Net profit[4] | 205 | 171 | |
| EPS[5] | 0.65 | 0.53 | |

(1) The new company name is being used in this press release, even though the results pertain to the performance of the former Interbrew, excluding AmBev.
(2) Unaudited
(3) Million hectolitres
(4) Million euro
(5) Euro. EPS represents net profit, plus amortization/impairment of goodwill, divided by weighted average number of ordinary shares.

## Acquisitions and Divestitures

The acquisitions and divestitures which had an impact are:

Acquisitions

- Apatin (Serbia)
- Lion Group (China)
- KK Group (China)
- Oriental Brewery (45% put option in South Korea)
- Beck's China (buy-back from Lion Nathan)

Divestitures

- Heineken (U.K. contract)
- Carlsberg (Canada and U.S. contract)

All acquisitions are performing in line with, or ahead of, expectations.

## Organic performance by zone

Note: All data below reflect organic results, excluding scope and currency.

**Western Europe**

Volume decreased by -1.8% due to the mutually agreed termination of a distribution contract with the largest off-license group in the U.K. Excluding this impact, volume growth in Western Europe was +0.2%. InBev realized EBITDA growth of +2.2%, due to the disposal of assets in the U.K. and the Netherlands, while EBIT declined by -0.7%. The principal reason for the decline in Western Europe is the higher depreciation and amortization charge linked to increased commercial and distribution investments.

InBev achieved stable or higher market shares in 5 of the 7 countries in which it operates: Germany, the U.K., Belgium, the Netherlands and Luxembourg.

In Germany, InBev experienced flat volume growth against the background of an industry decline of -2.6%. Lower volumes were realized for Hasseröder® (-12.1%) and for Diebels® (-13.9%), but this volume loss has been partly compensated by the combined growth of Beck's® and Beck's Gold® (+15.9%). The +8% price increase taken in September 2003 for Beck's® has helped the profitability of the German operations.

In the U.K., the modest growth of +4.4% for Stella Artois® was the result of effective management of discounts and promotions. InBev also experienced solid growth of Tennent's Lager® (+2.9%) and Castlemaine XXXX® (+19%).

In Belgium, strong brand performances — in particular, Jupiler® in the off-trade — have ensured that InBev continues to grow share in a declining market.

**Central & Eastern Europe**

This zone experienced an outstanding performance, with volume growth of +18.5%, net turnover up +33.3%, and EBITDA and EBIT up +20.4% and +28.8%, respectively.

Volume growth was +5.2% in Central Europe, and +26.2% in Eastern Europe. InBev's growth was helped in Central Europe by new initiatives such as the introduction of Q-Pack, the new PET packaging, which represented a total volume of 230,000 hectoliters in Central Europe at a premium price level which is 20 to 30% above returnable glass bottles.

InBev experienced market share growth in 7 out of the 9 Central and Eastern European countries in which it operates. In the second quarter, several Central European operations experienced a slowdown in growth. This was particularly the case in Hungary, where the beer market suffered declines, due to the influx of imported cheap German cans.

In Russia, domestic volume increased by +33%, versus a market growth of +15%. Consequently, market share reached a record level of 16.4% in the first half of 2004. InBev's premium brand, Sibirskaya Korona®, outperformed the segment, with volume growth of +86%. There were also strong performances from InBev's international brand portfolio, with Stella Artois® volumes up by +58% and Staropramen® by +121%. Thanks to the growing contribution of the premium segment of the portfolio, and good price/mix management, gross profit per hectoliter increased by +18% in Russia. In Ukraine, market leadership was maintained, with domestic volume growth of +10.7%.

**The Americas**
Volume was up by +7.1%, while net turnover increased by +11.6%. EBITDA and EBIT were up +9.9% and +15.9%, respectively. There was continued volume and profit growth in Canada, and a better performance of InBev's import brands in the U.S.

In Canada, domestic volumes increased by +0.8%, slightly lower than the market. InBev has a strong brand portfolio in the premium segment, which grew +12%, and the company experienced a volume growth of +25%.

In the U.S. business, total depletions were up by +7.1%. InBev saw depletion growth of +13.5% in the Mexican brands, +40% for the European brands, and -1.7% for the Canadian portfolio. Despite a decline in depletions of -11.6%, there have been encouraging signs of improvement in the health of the Bass® brand, whose distribution rights InBev acquired in July 2003.

In the first half of 2004, depletions for Beck's® in the US increased by +8.4%, helped by the 'Life Beckons' campaign, launched in April of last year. In the super-premium import segment, Stella Artois® depletions grew volumes by over +55% during the first half of 2004.

**Asia Pacific**
Volume decreased by -2.8%, due to the -4.2% decline of volumes in South Korea. Net turnover was down -3.1%, while EBITDA and EBIT decreased by -3.2% and -11.6%, respectively. Results in the zone are still mainly driven by South Korea, where the combination of market decline and share pressure resulted in lower profitability.

For the total InBev business in China (including acquisitions), volume in the first half of 2004 grew by +16%, to 6.3 million hectoliters. The performance of the beer businesses acquired from the Lion group is encouraging, with volume growth of over +20%, as a consequence of the smooth integration of this business into InBev's existing operations in China.

## Segment information

| Million hectoliters | June 2003 | Organic Growth | Acquisitions/ Divestitures | Currency Translation | June 2004 |
|---|---|---|---|---|---|
| **Volumes** | | | | | |
| Western Europe | 19.2 | -0.4 | -0.2 | 0.0 | 18.6 |
| Central & Eastern Europe | 13.0 | 2.4 | 1.4 | 0.0 | 16.8 |
| Americas | 7.8 | 0.5 | 0.0 | 0.0 | 8.3 |
| Asia Pacific | 4.0 | -0.1 | 6.0 | 0.0 | 9.9 |
| Export & Holdings | 1.0 | 0.1 | 0.0 | 0.0 | 1.1 |
| **Worldwide** | **45.0** | **2.5** | **7.2** | **0.0** | **54.7** |
| **Million euro** | | | | | |
| **Net Turnover** | | | | | |
| Western Europe | 1,670 | -11 | -9 | 4 | 1,654 |
| Central & Eastern Europe | 443 | 148 | 45 | -22 | 614 |
| Americas | 834 | 97 | -7 | -45 | 879 |
| Asia Pacific | 230 | -7 | 89 | -18 | 294 |
| Export & Holdings | 73 | 0 | 0 | -1 | 72 |
| **Worldwide** | **3,250** | **227** | **118** | **-82** | **3,513** |
| **Million euro** | | | | | |
| **EBITDA** | | | | | |
| Western Europe | 318 | 7 | -4 | 1 | 322 |
| Central & Eastern Europe | 97 | 20 | 15 | -5 | 127 |
| Americas | 133 | 13 | -5 | -5 | 136 |
| Asia Pacific | 66 | -2 | 12 | -5 | 71 |
| Export & Holdings | 8 | 15 | 6 | 0 | 29 |
| **Worldwide** | **622** | **53** | **24** | **-14** | **685** |
| **Million euro** | | | | | |
| **EBIT** | | | | | |
| Western Europe | 145 | -1 | -4 | 0 | 140 |
| Central & Eastern Europe | 39 | 11 | 6 | -2 | 54 |
| Americas | 80 | 12 | -8 | -3 | 81 |
| Asia Pacific | 33 | -3 | -11 | -2 | 17 |
| Export & Holdings | 5 | 15 | 5 | 0 | 25 |
| **Worldwide** | **302** | **34** | **-12** | **-7** | **317** |

## Financials

The +22.6% increase in earnings per share is principally due to the higher operating result. Currency translation had a minor impact on InBev's half-year results.

## Industrial footprint

InBev has announced the closure of three production sites, with a total capacity of 2.9 million hectoliters. These closures involve the breweries in Belfast and Manchester (United Kingdom), and in British Columbia (Canada). InBev expects total one-off costs related to these site closures of 100 million euro, as well as net-employment changes for approximately 200 people. Some 60% of the one-off charges are expected to represent exceptional non-cash costs. The total capital expenditure (CAPEX) needed for the relocation of production will be approximately 28 million euro.

With these site closures, InBev expects to avoid recurring CAPEX of 8 million euro per year. The full benefit on EBITDA and EBIT levels for 2006 is expected to be 15 million euro and 20 million euro, respectively.

## Subsequent events

After the closure of the first half of 2004, the combination with AmBev was approved by shareholders on August 27, 2004. This led to the creation of InBev. Furthermore, InBev sold its 30% stake in FEMSA Cerveza on August 31, 2004, realizing a net after-tax capital gain of approximately 420 million euro.

## Outlook

InBev continues to expect organic volume and profit growth for 2004, in line with targets stated at the presentation of the 2003 results in March.

## Live webcast of 2004 half-year results presentation

The presentation of 2004 half-year results to sell-side analysts will be webcast live today on InBev's website www.InBev.com at 09:00, Central European Time (03:00 NY/Eastern Standard Time).

## Financial calendar

- Nine-month trading update: October 26, 2004, 07:00 Central European Time
- 2004 results: March 2, 2005, 07:00 Central European Time

About InBev

InBev is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). For further information visit www.InBev.com.

## Contact information


Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com

Press release

# Unaudited interim financial report

## As at and for the six month period ended 30 June 2004

## Unaudited Consolidated Income Statement

Prepared in accordance with International Financial Reporting Standards (IFRS)

| For the six month period ended 30 June<br>Million euro (except per share figures) | 2004 | 2003 |
|---|---|---|
| **Net turnover** | **3,513** | **3,250** |
| Cost of sales | (1,710) | (1,576) |
| **Gross Profit** | **1,803** | **1,674** |
| Distribution expenses | (404) | (364) |
| Sales and marketing expenses | (728) | (675) |
| Administrative expenses | (315) | (296) |
| Other operating income/expenses | (39) | (37) |
| **Profit from operations** | **317** | **302** |
| Net financing costs | (54) | (74) |
| Income from associates | 21 | 20 |
| **Profit before tax** | **284** | **248** |
| Income tax expense | (65) | (57) |
| **Profit after tax** | **219** | **191** |
| Minority interests | (14) | (20) |
| **Net profit** | **205** | **171** |
| Weighted average number of ordinary shares (million shares) | 432 | 432 |
| Fully diluted weighted average number of ordinary shares (million shares) | 435 | 434 |
| Period-end number of ordinary shares (million shares) | 434 | 432 |
| Basic earnings per share | 0.47 | 0.40 |
| Diluted earnings per share | 0.47 | 0.40 |
| Earnings per share before goodwill | 0.65 | 0.53 |
| Diluted earnings per share before goodwill | 0.65 | 0.53 |

!nBev

# Unaudited Consolidated Balance Sheet

Prepared in accordance with International Financial Reporting Standards (IFRS)

| As at<br>Million euro | 30 June<br>2004 | 31 December<br>2003 |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Property, plant and equipment | 3,508 | 3,342 |
| Goodwill | 4,342 | 3,744 |
| Intangible assets other than goodwill | 258 | 228 |
| Interest-bearing loans granted | 8 | 9 |
| Investments in associates | 474 | 443 |
| Investment securities | 206 | 247 |
| Deferred tax assets | 177 | 169 |
| Employee benefits | 34 | 31 |
| Long-term receivables | 374 | 324 |
| | **9,381** | **8,537** |
| **Current assets** | | |
| Interest-bearing loans granted | 7 | 2 |
| Investment securities | 1 | - |
| Inventories | 542 | 460 |
| Income tax receivable | 44 | 30 |
| Trade and other receivables | 1,691 | 1,509 |
| Cash and cash equivalents | 370 | 445 |
| | **2,655** | **2,446** |
| **Total assets** | **12,036** | **10,983** |
| **EQUITY AND LIABILITIES** | | |
| **Capital and reserves** | | |
| Issued capital | 334 | 333 |
| Share premium | 3,229 | 3,215 |
| Reserves | (126) | (232) |
| Retained earnings | 1,453 | 1,404 |
| | **4,890** | **4,720** |
| ***Minority interests*** | **325** | **410** |
| **Non-current liabilities** | | |
| Interest-bearing loans and borrowings | 3,029 | 2,200 |
| Employee benefits | 307 | 300 |
| Trade and other payables | 45 | 40 |
| Provisions | 192 | 200 |
| Deferred tax liabilities | 271 | 251 |
| | **3,844** | **2,991** |
| **Current liabilities** | | |
| Bank overdrafts | 81 | 85 |
| Interest-bearing loans and borrowings | 550 | 612 |
| Income tax payables | 110 | 122 |
| Trade and other payables | 2,150 | 1,956 |
| Provisions | 86 | 87 |
| | **2,977** | **2,862** |
| **Total liabilities** | **12,036** | **10,983** |

# Unaudited Consolidated Cash Flow Statement

Prepared in accordance with International Financial Reporting Standards (IFRS)

| Million euro<br>For the period ended | 30 June 2004 | 30 June 2003 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net profit from ordinary activities | 205 | 171 |
| Depreciation | 267 | 247 |
| Amortization and impairment of goodwill | 78 | 57 |
| Amortization of intangible assets | 24 | 18 |
| Impairment losses (other than goodwill) | 1 | (1) |
| Unrealized foreign exchange losses/(gains) | (8) | 27 |
| Net interest (income)/expense | 64 | 54 |
| Net investment (income)/expense | (3) | (4) |
| Loss/(gain) on sale of plant and equipment | (19) | (9) |
| Income tax expense | 65 | 57 |
| Income from associates | (21) | (20) |
| Minority interests | 14 | 20 |
| **Profit from operations before changes in working capital and provisions** | **667** | **617** |
| Decrease/(increase) in trade and other receivables | (177) | (112) |
| Decrease/(increase) in inventories | (54) | (66) |
| Increase/(decrease) in trade and other payables | 60 | 74 |
| Increase/(decrease) in provisions | (15) | (40) |
| **Cash generated from operations** | **481** | **473** |
| Interest paid | (94) | (72) |
| Interest received | 29 | 16 |
| Dividends received | 4 | 54 |
| Income tax (paid)/received | (80) | (89) |
| **CASH FLOW FROM OPERATING ACTIVITIES** | **340** | **382** |
| **INVESTING ACTIVITIES** | | |
| Proceeds from sale of property, plant and equipment | 58 | 35 |
| Proceeds from sale of intangible assets | 2 | 1 |
| Proceeds from sale of investments | - | 48 |
| Repayments of loans granted | 1 | 6 |
| Acquisition of subsidiaries, net of cash acquired | (714) | (88) |
| Acquisition of property, plant and equipment | (259) | (215) |
| Acquisition of intangible assets | (24) | (118) |
| Acquisition of other investments | (9) | (51) |
| Payments of loans granted | (4) | (7) |
| **CASH FLOW FROM INVESTING ACTIVITIES** | **(949)** | **(389)** |
| **FINANCING ACTIVITIES** | | |
| Proceeds from the issue of share capital | 15 | 1 |
| Proceeds from borrowings | 2,515 | 4,948 |
| Reimbursement of capital | (6) | - |
| Repayment of borrowings | (1,810) | (4,829) |
| Payment of finance lease liabilities | (3) | (5) |
| Dividends paid | (168) | (160) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | **543** | **(45)** |
| **Net increase/(decrease) in cash and cash equivalents** | **(66)** | **(52)** |
| Cash and cash equivalents less bank overdrafts at beginning of period | 360 | 93 |
| Effect of exchange rate fluctuations on cash held | (5) | 1 |
| **Cash and cash equivalents less bank overdrafts at end of period** | **289** | **42** |

# Unaudited Consolidated Statement of Changes in Equity

Prepared in accordance with International Financial Reporting Standards (IFRS)

| Million euro<br>For the six month period ended 30 June 2003 | Issued capital | Share premium | Treasury Shares | Translation Reserves | Hedging Reserves | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| **As per 31 December 2002** | **333** | **3,212** | **(6)** | **122** | **(8)** | **1,041** | **4,694** |
| Recognized gains and losses | - | - | - | (106) | - | 171 | 65 |
| Other items recognized directly in equity | - | - | - | - | (8) | - | (8) |
| Shares issued | - | 1 | - | - | - | - | 1 |
| Dividend to shareholders | - | - | - | - | - | (142) | (142) |
| **As per 30 June 2003** | **333** | **3,213** | **(6)** | **16** | **(16)** | **1,070** | **4,610** |

| Million euro<br>For the six month period ended 30 June 2004 | Issued capital | Share premium | Treasury Shares | Translation Reserves | Hedging Reserves | Retained Earnings | Total |
|---|---|---|---|---|---|---|---|
| **As per 31 December 2003** | **333** | **3,215** | **(6)** | **(220)** | **(6)** | **1,404** | **4,720** |
| Recognized gains and losses | - | - | - | 120 | - | 205 | 325 |
| Other items recognized directly in equity | - | - | - | - | (14) | - | (14) |
| Shares issued | 1 | 14 | - | - | - | - | 15 |
| Dividend to shareholders | - | - | - | - | - | (156) | (156) |
| **As per 30 June 2004** | **334** | **3,229** | **(6)** | **(100)** | **(20)** | **1,453** | **4,890** |

# Notes to the Unaudited Consolidated Interim Financial Statements

## BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee. The consolidated interim financial statements have been prepared using the same accounting policies and methods of computation as in the 31 December 2003 annual financial statements. This interim financial report is in compliance with IAS 34, Interim Financial Reporting.

## SEGMENT INFORMATION

Million euro, except volume (million hl).

| For the six month period ended 30 June | The Americas | | Western Europe | | Central & Eastern Europe | | Asia Pacific | | Holding companies and global export | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| Volume | 8.3 | 7.8 | 18.6 | 19.2 | 16.8 | 13.0 | 9.9 | 4.0 | 1.1 | 1.0 | 54.7 | 45.0 |
| Net turnover | 879 | 834 | 1,654 | 1,670 | 614 | 443 | 294 | 230 | 72 | 73 | 3,513 | 3,250 |
| EBITDA | 136 | 133 | 322 | 318 | 127 | 97 | 71 | 66 | 29 | 8 | 685 | 622 |
| Profit from operations (EBIT) | 81 | 80 | 140 | 145 | 54 | 39 | 17 | 33 | 25 | 5 | 317 | 302 |

## ACQUISITION AND DISPOSAL OF SUBSIDIARIES

The following major transactions took place:

- On 7 January 2004, Merrill Lynch International exercised its European-style put option to InBev for a strike price of 612m euro, covering 100% control of Hops Cooperatieve U.A.. Hops holds 44.16% of the shares of Oriental Brewery, having acquired these shares from the Doosan Group. The goodwill resulting from this transaction amounts to 478m euro and will be amortized over 20 years. This transaction is reflected in the 30 June 2004 financial statements. In addition to the above, InBev concluded an agreement with the Doosan Group regarding the payment of a potential additional consideration, which is contingent on certain economic triggers being met on 1 January 2005. Based on current management's estimates, this additional consideration could amount to 42m euro payable in 3 installments in 2005 – 2006 – 2007. If the economic triggers are met, management expects that they will have a positive impact on the results of our Korean affiliate.

- On 16 January 2004, InBev closed its transaction with the Malaysian Lion Group, to acquire a controlling interest in the Lion Group's beer business in China. The Lion Group has majority stakes in eleven breweries. The total consideration for 100% of the Lion Group's interests in its brewery companies is 263m US dollars. On completion, InBev paid to the Lion Group 131.5m US dollars for a 50% interest, as well as a deposit of 52.6m US dollars to secure our call option over the Lion Group's remaining 50% interest. The acquisition of the first 50% stake resulted in goodwill of 85m euro to be amortized over 20 years. The Lion Group is included in the 2004 accounts, using the purchase method of accounting. Due to the complexity of the acquired business, the fair values of the identifiable assets and liabilities are still provisional on 30 June 2004 and subject to possible revisions later this year.

- During the first six months of 2004, InBev acquired an 11.63% additional stake in Apatinska Pivara Apatin, for a total consideration paid of 40m euro. Goodwill amounts to 21m euro and will be amortized over 20 years. This transaction is reflected in the 30 June 2004 financial statements.

- On 2 March 2004, the Board of Directors authorized the signing of a series of agreements that should lead to the acquisition of a 100% interest in a company holding directly and indirectly 52.8% of the voting shares of Companhia de Bebidas das Américas ('AmBev'). The closing of this transaction is further described in the section Subsequent Events.

- On 24 May 2004, InBev and Fomento Economico Mexicano SA de CV ("FEMSA") agreed the unwinding of their U.S. and Mexican cross-shareholdings as well as the reassignment of the distribution rights held by the parties' US joint venture to the US subsidiary of the Mexican brewer. The closing of this transaction is further described in the section Subsequent Events.

- On 21 June 2004, InBev acquired a 70% controlling interest in Zhejiang Shiliang Brewery Company Ltd, for a consideration of 53.2m US dollars. The goodwill of the transaction is estimated to be approximately 41m euro, and following IFRS3 "business combinations", applicable to all business combinations with an agreement date on or after 31 March 2004, this goodwill will not be amortized, but will be subject to a yearly impairment test. The transaction was closed on 14 July 2004, and consequently has not been reflected in the 30 June financial statements.

## SEASONALITY OF OPERATIONS

Beer consumption is seasonal, typically resulting in higher demand during the summer season and accordingly lower profitability and turnover during the first half of the year. Further, December is a peak month in the UK and in Canada.

## UNUSUAL ITEMS

There were no important unusual items affecting assets, liabilities, equity, net profit, or cash flows during the six month period ended 30 June 2004.

## SUBSEQUENT EVENTS

Subsequent to 30 June 2004, the following events have occurred:

- On 12 August, InBev and Sun Trade, the controlling shareholders of Sun Interbrew Ltd, announced that they have reached an agreement whereby InBev will acquire Sun Trade's voting and economic interests in Sun Interbrew. In addition, the existing Shareholders Agreement between Sun Trade and InBev in relation to Sun Interbrew will be terminated. InBev is acquiring 10,491,176 voting and 8,891,601 non-voting shares in Sun Interbrew from Sun Trade and its affiliates in consideration for 9,187,796 new InBev shares. This equates to a price of 15.35 US dollars for each Sun Interbrew voting and non-voting share, based on InBev's share price of 26.51 euro as of the close of market on 11 August 2004. In addition, InBev will issue 10,812,315 new InBev shares to Sun Trade and its affiliates in consideration for the additional control rights that it will obtain following termination of the Shareholders Agreement. Based on InBev's share price of 26.51 euro the total consideration amounts to 530m euro. The goodwill of this transaction amounts to approximately 470m euro, and following IFRS3 "business combinations", applicable to all business combinations with an agreement date on or after 31 March 2004, this goodwill will not be amortized, but will be subject to a yearly impairment test. On completion, and taking into consideration market purchases, InBev will own 75.5% of the voting shares and 96.1% of the non-voting shares in Sun Interbrew which in total gives it a 91.2% economic interest in Sun Interbrew. Following completion of the transaction, Sun Trade and its affiliates will hold approximately 3.4% of InBev's enlarged issued share capital following the closing of the AmBev transaction.

- On 27 August, Interbrew and Companhia de Bebidas das Américas (AmBev) have closed the transaction authorized by the Board of Directors on 2 March 2004, to combine Interbrew and AmBev, creating InBev. The transaction consisted of several steps:
  - InBev issued 141.7 million new shares in exchange for 100% of Tinsel Investments S.A., which indirectly holds approximately 22.5% economic interest and 52.8% voting interest in AmBev.
  - InBev transferred Labatt (comprising 1.3 billion Canadian dollars of third party net debt) to AmBev, in exchange for approximately 7.9 billion new AmBev common shares and 11.4 billion new AmBev preferred shares.
  - Following the closing of the deal, and in accordance with Brazilian law, InBev initiated a Mandatory Tender Offer (MTO) for the remaining common shares of AmBev on 2 September, as described below.

  As a result of this combination and assuming full participation by the public float of AmBev in the MTO, InBev will own approximately 31.1 billion AmBev shares (19.7 billion voting and 11.4 billion non-voting), representing approximately an 55.6% economic interest and an 83.9% voting interest.

- On 31 August, InBev and Fomento Economica SA de CV ("FEMSA") have closed the transaction announced on 24 May 2004. Under the transaction, InBev sold to FEMSA its 30% interest in Femsa Cerveza SA de CV ("CCM"), a subsidiary of FEMSA. Concurrently, InBev's US subsidiary, Labatt USA L.L.C. ("LUSA") assigned the US distribution rights for CCM brands to Wisdom Imports Sales Company L.L.C. ("Wisdom"), a subsidiary of CCM, for the redemption of Wisdom's 30% interest in LUSA. Total consideration paid in the transaction was 1.245 billion US dollars in cash. InBev now owns 100% of LUSA and FEMSA owns 100% of CCM. LUSA will continue to distribute the CCM brands in the United States for a transitional period of four months after the closing of the transaction under a temporary exclusive distributor agreement with Wisdom. The net after tax gain of the FEMSA sale, taking into account the FEMSA equity pick-up until 31 August, amounts to approximately 420m euro.

- On 1 September, InBev announced the combination of the operations of Labatt USA and Beck's North America into InBev USA, being one single unified distribution organization.

- On 2 September, InBev informed the market that the mandatory tender offer resulting from the transactions related to the control of Companhia de Bebidas das Américas (AmBev) shall be executed by InBev or by a Brazilian subsidiary thereof. The tender offer shall take place for a price in Reais equivalent, on the tender offer auction date, to 353.28 euro for each thousand common shares of AmBev ("MTO Price"). The MTO Price corresponds to 80% of 441.60 euro, which was the value attributed to each thousand

common shares of AmBev in the transfer of control transaction and which was based on: (i) the exchange of 141,712,000 InBev S.A. shares for 8,199,047,952 AmBev common shares, and (ii) the closing price of the InBev S.A. (formerly Interbrew) shares on Euronext Brussels Stock Exchange on the day of the closing of the transaction (i.e., 27 August 2004), equivalent to 25.55 euro. The tender offer shall include all outstanding common shares in the float. The MTO Price will be paid in Brazilian Reais, as converted according to the foreign exchange rates prevailing on the auction date.

- InBev announced the closing of its plants in Belfast, Manchester and New Westminster (Canada). The estimated total cost for 2004 will be 23m euro for Belfast, 30m euro for Manchester and 44m euro for New Westminster.

None of the above transactions have been reflected in the 30 June 2004 financial statements.